Autonomous City of Buenos Aires, March 5, 2025

To the
Comisión Nacional de Valores
(National Securities Commission)

Ref.: Material Event

Dear Sirs,
We are writing to you to inform you that, as of today, the Boards of Directors of Banco de Galicia y Buenos Aires S.A.U. (the “Bank”) and Banco GGAL S.A. —formerly HSBC Bank Argentina S.A.— have resolved to approve the execution of a Preliminary Spin-Off and Merger Commitment, and a Merger by Absorption, through which:
(a) GGAL Holdings S.A. —formerly HSBC Argentina Holdings S.A.—, in its capacity as the spinning-off company, will spin off certain assets and liabilities from its equity, including its shareholding in Banco GGAL S.A. (hereinafter, “Banco GGAL” and the “Spun-Off Assets”);
(b) The Bank, in its capacity as the absorbing company, will incorporate the Spun-Off Assets and merge, by absorption, with Banco GGAL; and
(c) Banco GGAL, in its capacity as the absorbed company, will be dissolved without liquidation.
This reorganization is subject to the final approval of the Shareholders’ Meetings, as well as administrative authorization from the Argentine Securities Commission and approval by the Argentine Central Bank.
Furthermore, within the same framework, we inform you that as of today, the Boards of Directors of the subsidiaries Galicia Asset Management S.A.U. (“GAM”), GGAL Holdings S.A. —formerly HSBC Argentina Holdings S.A.— (the “Spinning-Off Company”), Sudamericana Holding S.A. (“Sudamericana”), GGAL Participaciones S.A.U. (“GGAL Participaciones”), and GGAL Asset Management S.A. S.G.F.C.I. (“GGAL Asset Management”) have resolved to approve the execution of a Preliminary Spin-Off and Merger Commitment, and a Merger by Absorption.
Under this commitment, the following corporate reorganization will be implemented:
(i) The Spinning-Off Company will be divided into two, with one part dissolving without liquidation and the other being absorbed through a merger process by GAM and Sudamericana. Within this framework, GAM will receive, among other assets, the spun-off equity related to the mutual fund management business, which primarily includes shares in GGAL Asset Management; and
(ii) GAM, in its capacity as the absorbing company, will absorb GGAL Asset Management, which will be dissolved without liquidation (all of the foregoing, (i) and (ii), the “Reorganization”).
The Reorganization is subject to the final approval of the Shareholders’ Meetings of each of the parties, all of which will be duly communicated in due course.
Yours faithfully,
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.